PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF NULOCH RESOURCES INC. SHARES

Calgary, Alberta (March 27, 2008) – Paramount Resources Ltd. (TSX:POU) ("Paramount") acquired ownership and control of 6,140,549 Class A common shares of NuLoch Resources Inc. ("NuLoch"), representing approximately 19.95% of NuLoch's outstanding Class A common shares.

The Class A common shares of NuLoch were acquired by Paramount pursuant to a private placement by NuLoch of 9,650,000 Class A common shares.  Of the 6,140,549 Class A common shares of NuLoch acquired by Paramount, 5,447,579 Class A common shares were acquired at a price of $0.95 per Class A common share and 692,970 Class A common shares were issued on a flow–through basis and acquired at a price of $1.20 per Class A common share.  Paramount acquired the NuLoch Class A common shares in reliance on the “accredited investor” exemption in section 2.3 of National Instrument 45-106.

The acquisition by Paramount was made for investment purposes.  Paramount may in the future increase or decrease its holdings in NuLoch depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994